              , 2011

Shelton Greater China Fund

On behalf of its series,
Shelton Greater China Fund
44 Montgomery Street, Suite 2100
San Francisco, CA 94104

Re:	Certain Expense Limits

Ladies and Gentlemen:

CCM Partners, L.P., a California limited partnership (“Adviser”), the investment adviser to the Shelton Greater China Fund (“Fund”), a series of the Shelton Greater China Fund (the "Trust"), hereby agrees to the following expense limitations with respect to the Trust:

(1)
The Adviser agrees to reimburse expenses incurred by the Trust to the extent that total annual operating expenses exceed 1.75% of the average net assets of the Trust for the 12-month period following the date upon which the Trust is converted from a closed-end investment company to an open-end investment company; however, the Adviser will not be responsible for extraordinary expenses incurred during this 12-month period, if, and the extent that, such expenses cause the Trust's expense ratio to exceed 1.75%, with "extraordinary expenses" being defined as (i) such nonrecurring expenses as may arise, including, but not limited to, the payment of U.S. federal income taxes, foreign withholding taxes, the costs of actions, suits, or proceedings to which the Trust is, or is threatened to be made, a party and the expenses the Trust may incur as result of its legal obligation to provide indemnification to its trustees, officers, agents and shareholders and/or (ii) expenses incurred prior to the date upon which the Trust is converted from a closed-end investment company to an open-end investment company, which are unknown to the Adviser as of such date.

(2)
This agreement shall be effective as of the date upon which the Trust is converted from a closed-end investment company to an open-end investment company, and will have a duration of 12 months.  During such 12-month period, this agreement may only be terminated by the Board of Trustees of the Trust (the "Board").  Following such 12-month period, unless the Adviser agrees to extend this agreement, this agreement shall terminate.  If the Adviser agrees to extend this agreement beyond the initial 12-month period, the agreement may be terminated by either the Board or the Adviser.

Sincerely,

CCM PARTNERS, A CALIFORNIA LIMITED PARTNERSHIP
By:	RFS Partners, a California Limited Partnership, General Partner,
By:	RFS, Inc., General Partner of RFS Partners

By:	_____________________________
Stephen C. Rogers, President

Shelton Greater China Fund

By:	_____________________________
William Mock, Chief Financial Officer